Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10891

SUPPLEMENT NO. 2 DATED JANUARY 14, 2019

TO OFFERING CIRCULAR DATED NOVEMBER 2, 2018

REITless Impact Income Strategies LLC

This document supplements, and should be read in conjunction with, the Offering Circular dated November 2, 2018 of REITless Impact Income Strategies LLC (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose

•	Updated information regarding the membership of the board of directors of the Company’s Sponsor, North Capital Investment Technology, Inc. Henry Wu has resigned from the board of the Sponsor and Federico Soddu was elected to replace him.

The following information replaces the information under “Executive Officers and Directors of the Sponsor” in the section titled “Management” on pages 68 and 69 of the Offering Circular:

Executive Officers and Directors of the Sponsor

As of the date of this offering circular, the executive officers and directors of the Sponsor and their positions and offices are as follows:

Name	Age	Position
Executive Officers
James P. Dowd	54	CEO
Stephanie L. Holt	53	CFO
Michael T. Weaver, Jr.	36	Director-Principal
Richard G. Nelson	31	Director-Principal

Directors
James P. Dowd	54	Director
Peter K. Tomozawa	57	Director
Federico F. Soddu	31	Director

James P. Dowd

James P. Dowd is the founder and CEO of the North Capital companies (as defined below under “Conflicts of Interest”), including the Sponsor, NCIT. He has 32 years of experience in global financial markets, including twenty one years as a portfolio manager. Jim is a CFA charter holder and is a Certified Public Accountant registered with the State of Illinois. He is a registered principal with North Capital Private Securities Corp and has passed the FINRA Series 3, 7, 24, 57, 63, 65 and 79 exams. He is registered with the NFA and with FINRA. Prior to forming North Capital, Inc. in October 2008, Mr. Dowd was a Senior Managing Director at Bear Stearns & Company, from September 2003 to September 2008. At Bear he led the portfolio management team allocating firm and customer capital to non-affiliate hedge funds. Before Bear, Jim also held senior positions with Tokai Asia Ltd. and Bankers Trust Company, where he was Managing Director and Head of Derivatives Trading for Asia. Jim is a magna cum laude graduate of Georgetown University School of Foreign Service.

Stephanie Holt

Stephanie Holt is CFO and a Managing Director at the North Capital companies (as defined below under “Conflicts of Interest”), including of the Sponsor, NCIT. She has over 25 years of experience in finance. Stephanie holds the FINRA Series 99 license and is registered with FINRA. Prior to joining the North Capital companies in 2011, she held management and executive positions in the finance, high tech, medical, and manufacturing industries. Stephanie graduated from University of California, Riverside, where she earned a Bachelor of Science in Business Economics with a concentration in Accounting. She also holds an MBA from University of Redlands.

Michael Weaver

Michael Weaver is a Director-Principal at North Capital Private Securities, including of the Sponsor, NCIT, and has been at the North Capital companies since 2015. He has over 10 years of experience in financial markets. Michael has passed the FINRA Series 3, 7, 24, 63 and 65 exams and is registered with FINRA. Michael started his career in 2004 as an Analyst in the Fixed-Income Sales & Trading (“S&T”) Program at Banc of America Securities, working in the Structured Securities Group and the Central Funding Group, where he was an interest rate trader of Agency Specials, Strips, TIPS, Off-the-run Treasuries and the on-the-run 30 year US Treasury bond in repo. Michael also has experience as a Summer Analyst in Investment Banking at Goldman Sachs, a Summer Associate in S&T at Deutsche Bank and an Intern at MKP Capital Management. Michael graduated magna cum laude from Morehouse College, where he earned a Bachelor of Arts in Business Administration with a concentration in Finance. While at Morehouse, he was inducted into Phi Beta Kappa and Beta Gamma Sigma. Mr. Weaver also holds an MBA from Cornell University where he was a Roy H. Park Leadership Fellow. Mr. Weaver is a CFA charter holder.

Richard “Grant” Nelson

Grant Nelson is a Director-Principal at North Capital Private Securities, including of the Sponsor, NCIT. Grant has passed the FINRA Series 7, 24 and 63 exams and is registered with FINRA. Prior to joining North Capital in 2015, Grant served in the United States Air Force as an avionics technician from 2007 to 2011, earning the rank of Senior Airman. His experience also includes an internship as an analyst for the Utah Shakespeare Festival, during which time he specialized in statistics. Grant is a graduate of the University of Utah, where he graduated summa cum laude with a BS in Economics. Grant also received his MS in Finance from the University of Utah.

Peter K. Tomozawa

Peter Tomozawa is a Visiting Scholar at the International Monetary Fund in Washington DC and currently serves as an Advisor to the LA 2028 Organizing Committee in Los Angeles, California. Prior to this he served for two years on the Olympic and Paralympic bid committee’s executive team that successfully brought the 2028 Games to Los Angeles. He is a trustee of The Nature Conservancy in Honolulu, Hawaii. He previously served as Executive Director, Business Development, with the Office of the Mayor of Honolulu. Prior to that he served as a director of several private companies and non-profit organizations. He retired as a Partner and Managing Director at Goldman Sachs in 2010, after a seventeen-year career in New York, Tokyo, and London. Mr. Tomozawa earned his MBA in Finance from The Wharton School at University of Pennsylvania, and his BS in Industrial and Operations Engineering from the University of Michigan.

Federico F. Soddu

Federico F. Soddu is corporate counsel at ConsenSys, a blockchain software company, and is based in Brooklyn. Mr. Soddu works closely with ConsenSys leadership on a broad variety of legal, business and strategic matters. Prior to joining ConsenSys, Mr. Soddu was an associate in the New York office of Latham & Watkins LLP, where he practiced in the Emerging Companies Group and represented investors and start-up companies in a variety of private securities transactions. Prior to that, he was a member of the Financial Institutions Group of Latham & Watkins LLP, where he primarily focused on public equity-linked derivatives transactions (e.g. registered/144A convertible notes, margin loans, OTC trades and special situations) for the world’s largest financial institutions and both U.S. and foreign issuers listing on U.S. exchanges. Mr. Soddu is a graduate of Northwestern University School of Law (J.D., cum laude) and the University of Pennsylvania (B.A., magna cum laude). He is a member of the New York Bar.